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DELTA AIR LINES, INC.                                                 EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions except ratios)
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

-------------------------------------------------------------------------------------------------------------------------
                                               Six Months   Six Months
                                                 Ended         Ended
                                              December 31,  December 31,
                                                  1996         1995
                                                 -----         ----
Earnings :
                  Net income                     $ 363       $ 270

Add (deduct):
                  Income tax provision             240         189
                  Fixed charges                    261         316
                  Interest capitalized             (16)        (14)
                  Interest offset on
                    Guaranteed Serial
                    ESOP Notes                       -          (1)
                                                 -----       -----

Earnings as adjusted                             $ 848       $ 760
                                                 =====       =====


Fixed charges:

                  Interest expense               $ 106       $ 148
                  1/3 of rentals                   155         167
                  Additional interest on
                    Guaranteed Serial
                    ESOP Notes                       -           1
                                                 -----       -----

Total fixed charges                              $ 261       $ 316
                                                 =====       =====





Ratio of earnings to fixed charges                3.25        2.41
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